04027944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for April 29, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAY 04 2004
THOMSON
FINANCIAL

106321 SASCO 2004-9XS
Form SE re Comp. Mats.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Daniel E. Israeli
Title: Vice President

Dated: April 29, 2004

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

TERM SHEETS AND COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-9XS

$366,400,530 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-9XS
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call							
Class	Approx. Size ($) (1)	Coupon/Spread (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Expected Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
A1A(6)(7)	69,057,500	[LIBOR + 0.09%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A1B(6)(7)	69,057,500	[1.90%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A2(7)	20,023,500	[2.94%]	2.25	03/06-11/06	5.60%	May 25, 2034	[Aaa/AAA]
A3(7)	20,249,500	[3.44%]	3.05	11/06-11/07	5.60%	May 25, 2034	[Aaa/AAA]
A4(7)	40,273,000	[3.24%]	2.65	03/06-11/07	5.60%	May 25, 2034	[Aaa/AAA]
A5(7)	63,809,000	[4.70%]	5.00	11/07-01/12	5.60%	May 25, 2034	[Aaa/AAA]
A6(7)	29,978,000	[5.68%]	8.30	01/12-08/12	5.60%	May 25, 2034	[Aaa/AAA]
A7(7)(8)	34,716,500	[4.62%]	6.40	05/07-08/12	5.60%	May 25, 2034	[Aaa/AAA]
M1(7)	10,992,030	[4.86%]	5.53	05/07-08/12	2.60%	May 25, 2034	[TBD]
M2(7)	8,244,000	[5.05%]	5.10	05/07-08/12	0.35%	May 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** The Class A7, M1 and M2 Certificates are not being offered herein.**

(1) Bond sizes are based on the March 1, 2004 collateral balance (as shown on pages 22-29) rolled forward to April 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A Certificates) will increase by 0.50%, the spread on the Class A1A Certificates will increase to 0.18%, and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [3.32%] which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1A and A1B Certificates (i.e., the Class A1A and A1B Certificates will settle flat).

(7) The Class A1A, A1B, A2, A3, A4, A5, A6, and A7 Certificates are the Senior Certificates; Classes M1 and M2 are the Subordinate Certificates.

(8) The Class A7 Certificates are non-accelerating Senior Certificates.

To Maturity							
Class	Approx. Size ($) (1)	Coupon/Spread (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Initial C/E (4) (%)	Legal Final Maturity	Ratings (Moody's/S&P) (5)
A1A(6)(7)	69,057,500	[LIBOR + 0.09%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A1B(6)(7)	69,057,500	[1.90%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A2(7)	20,023,500	[2.94%]	2.25	03/06-11/06	5.60%	May 25, 2034	[Aaa/AAA]
A3(7)	20,249,500	[3.44%]	3.05	11/06-11/07	5.60%	May 25, 2034	[Aaa/AAA]
A4(7)	40,273,000	[3.24%]	2.65	03/06-11/07	5.60%	May 25, 2034	[Aaa/AAA]
A5(7)	63,809,000	[4.70%]	5.00	11/07-01/12	5.60%	May 25, 2034	[Aaa/AAA]
A6(7)	29,978,000	[5.68%]	11.44	01/12-06/23	5.60%	May 25, 2034	[Aaa/AAA]
A7(7)(8)	34,716,500	[4.62%]	6.56	05/07-03/23	5.60%	May 25, 2034	[Aaa/AAA]
M1(7)	10,992,030	[4.86%]	5.91	05/07-07/16	2.60%	May 25, 2034	[TBD]
M2(7)	8,244,000	[5.05%]	5.15	05/07-01/14	0.35%	May 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** The Class A7, M1 and M2 Certificates are not being offered herein.**

(1) Bond sizes are based on the March 1, 2004 collateral balance (as shown on pages 22-29) rolled forward to April 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A Certificates) will increase by 0.50%, the spread on the Class A1A Certificates will increase to 0.18%, and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [3.32%] which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1A and A1B Certificates (i.e., the Class A1A and A1B Certificates will settle flat).

(7) The Class A1A, A1B, A2, A3, A4, A5, A6, and A7 Certificates are the Senior Certificates; Classes M1and M2 are the Subordinate Certificates.

(8) The Class A7 Certificates are non-accelerating Senior Certificates.

Principal Payment Priority

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all principal will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Pool Balance for such Distribution Date minus the Overcollateralization Target as follows:

(I) Concurrently as follows:
- i. To the Class A7 Certificates, the Class A7 Priority Amount; and
- ii. Sequentially, as follows:
  1. To the Class A1A and A1B Certificates pro-rata, until reduced to zero;
  2. Concurrently to (x) the Class A4 Certificates and (y) sequentially, to the Class A2 and Class A3 Certificates, in proportion to the principal amounts in (x) and (y), until reduced to zero;
  3. To the Class A5 Certificates until reduced to zero;
  4. To the Class A6 Certificates until reduced to zero; and

(II) Sequentially, to the Class M1 and Class M2 Certificates.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A Certificates as described in (I) above, so that the Senior Enhancement Percentage equals two times the original Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective initial credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.35% of the Cut-Off Date loan principal balance.

The "Class A7 Priority Amount" for determining distributions of principal to the Class A7 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class A7 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount, (y) the Class A7 Percentage and (z) the Class A7 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates have been reduced to zero, the Class A7 Priority Amount will equal 100% of the Senior Principal Distribution Amount.

The "Class A7 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Class Principal Amount of the Class A7 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates immediately prior to such date.

The "Class A7 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, May 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

The ''Principal Remittance Amount'' for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, 100% of the Principal Remittance Amount and (b) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates immediately prior to that Distribution Date exceeds (y) the Senior Target Amount (as defined herein).

The "Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [88.80%] and (ii) the Pool Balance for such Distribution Date and (b) the amount, if any, by which (i) the Pool Balance for such Distribution Date exceeds (ii) approximately 0.35% of the Cut-Off Date Balance.

The "Stepdown Date" is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class M1 and Class M2 Certificates and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero) and the denominator of which is the aggregate loan balance after giving effect to distributions on that Distribution Date.

(2)

Interest Payment Priority

The Interest Rates for Classes A1A, A1B, A2, A3, A4, A5, A6, A7, M1, and M2 for any Accrual Period will equal the lesser of (i) the rates stated or described on pages 1 and 2 and (ii) the Net Funds Cap (as defined herein). Interest for Class A1B, A2, A3, A4, A5, A6, A7, M1, and M2 Certificates will be calculated on a 30/360 basis. Interest for the Class A1A Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the Class A2, A3, A4, A5, A6, A7, M1 and M2 Certificates on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class A1A and Class A1B Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The interest remittance amount for each Distribution Date will be allocated in the following Priority, to:

(1) To pay fees including the Servicing Fee and to reimburse the Servicer or Master Servicer for any advances;

(2) To pay Current Interest and then to pay Carryforward Interest to the Classes A1A, A1B, A2, A3, A4, A5, A6, A7 Certificates;

(3) To pay the Class A1A, A1B, A2, A3, A4, A5, A6, and A7 Certificates accrued and unpaid interest on any Deferred Amounts previously allocated to such class, and then to pay any Deferred Amounts previously allocated to such class;

(4) To pay Current Interest and then to pay Carryforward Interest to Classes M1 and M2 (the "Subordinate Classes"), sequentially;

(5) To pay the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priorities in effect for such Distribution Date, as needed to create or maintain the Overcollateralization Target;

(7) From the 1-A1A Reserve Fund, the Class 1-A1A Certificates any applicable Net Funds Cap Shortfall and Unpaid Interest;

(8) To pay to the Class A1A, A1B, A2, A3, A4, A5, A6, A7 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts[(1)];

(9) To pay sequentially to the Class M1 and M2 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(10) Sequentially, to the Class M1 and M2 Certificates any Deferred Amounts;

(11) To pay the holders of the Class X Certificates; and

(12) All remaining amounts to the holder of the Class R Certificate.

[(1)] Any amounts received under the Interest Rate Cap will be allocated to the Class 1-A1A and Class X Certificates in step (8) and (12).

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1A Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of [3.00%]. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Interest Rate Cap
1	$69,057,500.00
2	67,181,073.88
3	65,500,097.83
4	63,776,422.04
5	61,879,487.08
6	59,812,751.17
7	57,580,203.54
8	55,186,355.63
9	52,636,229.67
10	49,937,097.85
11	47,124,784.51
12	44,357,479.52
13	41,636,767.71
14	38,961,871.90
15	36,332,027.76
16	33,746,483.66
17	31,204,500.42
18	28,705,351.14
19	26,248,320.96
20	23,832,706.88
21	21,457,817.57
22	19,122,973.15
23	16,827,505.03
24	14,570,755.74

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class A1A Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class A1A Certificates or, in certain cases, the Class X Certificates.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to the product of (x) the weighted average Net Mortgage Rate and (y) with respect to the Class A1A Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on pages 1 and 2 exceeds (b) the amount of interest paid on such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class M2 Certificates, the Class M1 Certificates, and then the Class A Certificates (pro-rata). Any Applied Loss Amounts allocated to the Certificates will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a write-down of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), on any Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A Certificates) will increase by 0.50%, the spread on the Class A1A Certificates will increase to 0.18%, and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora [69.7%] and SIB [23.2%]. [89.8%] of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Senior Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Senior Certificates will have the preferential right to receive interest due to them and principal (if applicable) available for distribution over Classes having a lower priority of distribution. Similarly, the Class M1 Certificates will be senior in right of priority to the Class M2 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class M2 Certificates and Class M1 Certificates, and then the Class A Certificates (pro-rata) have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization). Excess spread will be used to create or maintain the Overcollateralization Target. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-off Date loan principal balance.

The "Overcollateralization Target" for any Distribution Date (i) prior to the Stepdown Date or if a Trigger event is in effect with respect to such Distribution Date, is equal to approximately 0.35% of the Cut-Off Date loan principal balance and (ii) on or after the Stepdown Date and as long as a Trigger Event is not in effect, is equal to 0.70% of the Pool Balance for such Distribution Date, subject to a floor of 0.35% of the Cut-Off Date loan principal balance.

Trigger Event

A "Trigger Event" with respect to will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [50%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date loan principal balance, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
May 2007 through April 2008	[1.25%]
May 2008 through April 2009	[1.50%]
May 2009 through April 2010	[2.00%]
May 2010 and thereafter	[2.25%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

(14)

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

<table>
<tr><td>A1A
[Aaa/AAA]
LIBOR + 0.09%</td><td>A1B
[Aaa/AAA]
1.90%</td><td rowspan="5">A7
[Aaa/AAA]
4.62%</td></tr>
<tr><td rowspan="2">A4
[AAA/Aaa]
3.24%</td><td>A2
[Aaa/AAA]
2.94%</td></tr>
<tr><td>A3
[Aaa/AAA]
3.44%</td></tr>
<tr><td colspan="2">A5
[AAA/Aaa]
4.70%</td></tr>
<tr><td colspan="2">A6
[AAA/Aaa]
5.68%</td></tr>
<tr><td colspan="3">M1
[TBD]
4.86%</td></tr>
<tr><td colspan="3">M2
[TBD]
5.05%</td></tr>
</table>

Principal will be paid sequentially to:

1. Class A1A and A1B Certificates (pro-rata)
2.Concurrently to (x) the Class A4 and (y) sequentially, to the Class A2 and Class A3 Certificates, in proportion to the principal amounts in (x) and (y)
3.Class A5 Certificates
4.Class A6 Certificates

Class A7 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.

For the first 36 months or when a Trigger Event is in effect the Class M1 and M2 Certificates will not receive payments of principal.

Contacts

MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Modeling	Sei-Hyong Park	(212) 526-0203

Summary of Terms

Issuer:	Structured Asset Securities Corporation 2004-9XS
Depositor:	Structured Asset Securities Corporation
Trustee:	[TBD]
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	April 1, 2004
Expected Closing Date:	April 30, 2004
Expected Settlement Date:	April 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1A and A1B Certificates, which will have a zero day delay)
First Payment Date:	May 25, 2004
Day Count:	30/360 for all classes (except for the Class A1A Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually, except for approximately 0.13% of the mortgage loans which have a servicing fee of 0.375% of the pool balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Senior Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Class M1 and M2, Certificates.
SMMEA Eligibility:	All classes, [other than the Class M2 Certificates, are expected to be SMMEA eligible].
ERISA Eligibility:	The Classes of Senior Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

Class A1A Discount Margin (DMs are expressed in basis points)(1)(2)

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration
99.1250	67.88	1.48	77.68	1.27	84.04	1.16	96.37	1.00	114.09	0.83	128.28	0.73	141.97	0.65
99.1875	63.65		72.74		78.65		90.09		106.54		119.71		132.42	
99.2500	59.42		67.82		73.27		83.82		99.00		111.15		122.87	
99.3125	55.20		62.89		67.89		77.56		91.47		102.60		113.34	
99.3750	50.98		57.97		62.51		71.30		83.94		94.05		103.81	
99.4375	46.77	1.48	53.06	1.27	57.14	1.16	65.04	1.00	76.42	0.83	85.51	0.73	94.30	0.66
99.5000	42.56		48.14		51.77		58.80		68.90		76.98		84.79	
99.5625	38.35		43.24		46.41		52.55		61.39		68.46		75.28	
99.6250	34.15		38.33		41.05		46.32		53.89		59.94		65.79	
99.6875	29.95		33.43		35.70		40.08		46.39		51.44		56.31	
99.7500	25.75	1.49	28.54	1.27	30.35	1.17	33.86	1.00	38.90	0.83	42.93	0.73	46.83	0.66
99.8125	21.56		23.65		25.01		27.63		31.41		34.44		37.36	
99.8750	17.37		18.76		19.67		21.42		23.94		25.95		27.90	
99.9375	13.18		13.88		14.33		15.21		16.47		17.47		18.44	
100.0000	9.00		9.00		9.00		9.00		9.00		9.00		9.00	
100.0625	4.82	1.49	4.13	1.28	3.67	1.17	2.80	1.00	1.54	0.83	0.53	0.73	-0.44	0.66
100.1250	0.65		-0.74		-1.65		-3.40		-5.91		-7.92		-9.87	
100.1875	-3.53		-5.61		-6.97		-9.59		-13.36		-16.37		-19.29	
100.2500	-7.69		-10.47		-12.28		-15.77		-20.80		-24.82		-28.70	
100.3125	-11.86		-15.33		-17.59		-21.95		-28.23		-33.26		-38.10	
100.3750	-16.02	1.49	-20.18	1.28	-22.89	1.17	-28.13	1.01	-35.66	0.84	-41.69	0.74	-47.50	0.66
100.4375	-20.18		-25.03		-28.19		-34.30		-43.08		-50.11		-56.89	
100.5000	-24.33		-29.88		-33.48		-40.46		-50.49		-58.52		-66.27	
100.5625	-28.48		-34.72		-38.77		-46.62		-57.90		-66.93		-75.64	
100.6250	-32.63		-39.56		-44.06		-52.77		-65.31		-75.33		-85.01	
100.6875	-36.77	1.49	-44.39	1.28	-49.34	1.17	-58.92	1.01	-72.70	0.84	-83.73	0.74	-94.37	0.66
100.7500	-40.91		-49.22		-54.62		-65.07		-80.09		-92.11		-103.71	
100.8125	-45.05		-54.05		-59.89		-71.20		-87.48		-100.49		-113.06	
100.8750	-49.18		-58.87		-65.16		-77.34		-94.85		-108.87		-122.39	
WAL		1.49		1.28		1.17		1.00		0.83		0.73		0.66
First Pay		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004
Last Pay		4/25/2007		10/25/2006		8/25/2006		3/25/2006		11/25/2005		8/25/2005		6/25/2005

(1)Libor =1.09%

(2) To 10% Optional Redemption

Class A1B Yield Table (Yields are expressed in %)(1)

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration
99.1250	2.51	1.44	2.62	1.24	2.68	1.13	2.81	0.97	2.99	0.81	3.14	0.71	3.28	0.64
99.1875	2.47		2.56		2.63		2.74		2.91		3.05		3.18	
99.2500	2.43		2.51		2.57		2.68		2.83		2.96		3.08	
99.3125	2.38		2.46		2.51		2.61		2.76		2.87		2.98	
99.3750	2.34		2.41		2.46		2.55		2.68		2.78		2.88	
99.4375	2.30	1.45	2.36	1.24	2.40	1.14	2.48	0.98	2.60	0.81	2.69	0.71	2.79	0.64
99.5000	2.25		2.31		2.35		2.42		2.52		2.61		2.69	
99.5625	2.21		2.26		2.29		2.36		2.45		2.52		2.59	
99.6250	2.17		2.21		2.24		2.29		2.37		2.43		2.49	
99.6875	2.12		2.16		2.18		2.23		2.29		2.34		2.39	
99.7500	2.08	1.45	2.11	1.24	2.13	1.14	2.16	0.98	2.22	0.81	2.26	0.72	2.30	0.64
99.8125	2.04		2.06		2.07		2.10		2.14		2.17		2.20	
99.8750	1.99		2.01		2.02		2.04		2.06		2.08		2.10	
99.9375	1.95		1.96		1.96		1.97		1.98		1.99		2.00	
100.0000	1.91		1.91		1.91		1.91		1.91		1.91		1.91	
100.0625	1.86	1.45	1.86	1.25	1.85	1.14	1.84	0.98	1.83	0.82	1.82	0.72	1.81	0.64
100.1250	1.82		1.81		1.80		1.78		1.75		1.73		1.71	
100.1875	1.78		1.76		1.74		1.72		1.68		1.65		1.62	
100.2500	1.74		1.71		1.69		1.65		1.60		1.56		1.52	
100.3125	1.69		1.66		1.63		1.59		1.53		1.47		1.42	
100.3750	1.65	1.45	1.61	1.25	1.58	1.14	1.53	0.98	1.45	0.82	1.39	0.72	1.33	0.65
100.4375	1.61		1.56		1.53		1.46		1.37		1.30		1.23	
100.5000	1.56		1.51		1.47		1.40		1.30		1.22		1.14	
100.5625	1.52		1.46		1.42		1.34		1.22		1.13		1.04	
100.6250	1.48		1.41		1.36		1.27		1.15		1.04		0.94	
100.6875	1.44	1.46	1.36	1.25	1.31	1.15	1.21	0.98	1.07	0.82	0.96	0.72	0.85	0.65
100.7500	1.39		1.31		1.25		1.15		0.99		0.87		0.75	
100.8125	1.35		1.26		1.20		1.08		0.92		0.79		0.66	
100.8750	1.31		1.21		1.15		1.02		0.84		0.70		0.56	
WAL		1.49		1.28		1.17		1.00		0.83		0.73		0.66
First Pay		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004
Last Pay		4/25/2007		10/25/2006		8/25/2006		3/25/2006		11/25/2005		8/25/2005		6/25/2005

(1) To 10% Optional Redemption

(20)

Class A2 Yield Table (Yields expressed in %)[1]

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration
99.1250	3.16	3.33	3.20	2.80	3.23	2.54	3.28	2.14	3.35	1.74	3.41	1.50	3.47	1.32
99.1875	3.14		3.18		3.20		3.25		3.31		3.37		3.42	
99.2500	3.12		3.16		3.18		3.22		3.28		3.33		3.38	
99.3125	3.11		3.13		3.15		3.19		3.24		3.29		3.33	
99.3750	3.09		3.11		3.13		3.16		3.21		3.24		3.28	
99.4375	3.07	3.34	3.09	2.81	3.10	2.54	3.13	2.14	3.17	1.74	3.20	1.50	3.23	1.32
99.5000	3.05		3.07		3.08		3.10		3.13		3.16		3.19	
99.5625	3.03		3.04		3.05		3.07		3.10		3.12		3.14	
99.6250	3.01		3.02		3.03		3.04		3.06		3.08		3.09	
99.6875	2.99		3.00		3.00		3.01		3.03		3.04		3.05	
99.7500	2.97	3.34	2.98	2.81	2.98	2.54	2.98	2.15	2.99	1.74	2.99	1.50	3.00	1.33
99.8125	2.96		2.96		2.95		2.95		2.95		2.95		2.95	
99.8750	2.94		2.93		2.93		2.93		2.92		2.91		2.90	
99.9375	2.92		2.91		2.91		2.90		2.88		2.87		2.86	
100.0000	2.90		2.89		2.88		2.87		2.85		2.83		2.81	
100.0625	2.88	3.34	2.87	2.81	2.86	2.54	2.84	2.15	2.81	1.74	2.79	1.51	2.76	1.33
100.1250	2.86		2.84		2.83		2.81		2.77		2.75		2.72	
100.1875	2.84		2.82		2.81		2.78		2.74		2.70		2.67	
100.2500	2.82		2.80		2.78		2.75		2.70		2.66		2.62	
100.3125	2.81		2.78		2.76		2.72		2.67		2.62		2.58	
100.3750	2.79	3.34	2.76	2.81	2.73	2.55	2.69	2.15	2.63	1.74	2.58	1.51	2.53	1.33
100.4375	2.77		2.73		2.71		2.66		2.60		2.54		2.48	
100.5000	2.75		2.71		2.69		2.64		2.56		2.50		2.44	
100.5625	2.73		2.69		2.66		2.61		2.52		2.46		2.39	
100.6250	2.71		2.67		2.64		2.58		2.49		2.42		2.34	
100.6875	2.69	3.34	2.65	2.81	2.61	2.55	2.55	2.15	2.45	1.75	2.37	1.51	2.30	1.33
100.7500	2.68		2.62		2.59		2.52		2.42		2.33		2.25	
100.8125	2.66		2.60		2.56		2.49		2.38		2.29		2.20	
100.8750	2.64		2.58		2.54		2.46		2.35		2.25		2.16	
WAL		3.57		2.97		2.68		2.25		1.81		1.56		1.37
First Pay		4/25/2007		10/25/2006		8/25/2006		3/25/2006		11/25/2005		8/25/2005		6/25/2005
Last Pay		7/25/2008		10/25/2007		6/25/2007		11/25/2006		5/25/2006		2/25/2006		11/25/2005

[1] To 10% Optional Redemption

Class A3 Yield Table (Yields are expressed in %)[1]

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration
99.1250	3.61	4.56	3.63	3.81	3.65	3.43	3.69	2.84	3.75	2.26	3.80	1.94	3.85	1.70
99.1875	3.59		3.62		3.63		3.67		3.72		3.77		3.81	
99.2500	3.58		3.60		3.62		3.65		3.70		3.73		3.77	
99.3125	3.57		3.59		3.60		3.63		3.67		3.70		3.73	
99.3750	3.55		3.57		3.58		3.60		3.64		3.67		3.70	
99.4375	3.54	4.56	3.55	3.82	3.56	3.44	3.58	2.85	3.61	2.26	3.64	1.94	3.66	1.70
99.5000	3.52		3.54		3.54		3.56		3.58		3.60		3.62	
99.5625	3.51		3.52		3.53		3.54		3.56		3.57		3.59	
99.6250	3.50		3.50		3.51		3.52		3.53		3.54		3.55	
99.6875	3.48		3.49		3.49		3.49		3.50		3.51		3.51	
99.7500	3.47	4.56	3.47	3.82	3.47	3.44	3.47	2.85	3.47	2.26	3.48	1.95	3.48	1.70
99.8125	3.46		3.45		3.45		3.45		3.45		3.44		3.44	
99.8750	3.44		3.44		3.43		3.43		3.42		3.41		3.40	
99.9375	3.43		3.42		3.42		3.41		3.39		3.38		3.37	
100.0000	3.41		3.40		3.40		3.38		3.36		3.35		3.33	
100.0625	3.40	4.57	3.39	3.82	3.38	3.44	3.36	2.85	3.34	2.27	3.32	1.95	3.29	1.70
100.1250	3.39		3.37		3.36		3.34		3.31		3.28		3.26	
100.1875	3.37		3.36		3.34		3.32		3.28		3.25		3.22	
100.2500	3.36		3.34		3.33		3.30		3.25		3.22		3.18	
100.3125	3.35		3.32		3.31		3.28		3.23		3.19		3.15	
100.3750	3.33	4.57	3.31	3.82	3.29	3.44	3.25	2.85	3.20	2.27	3.16	1.95	3.11	1.70
100.4375	3.32		3.29		3.27		3.23		3.17		3.12		3.07	
100.5000	3.31		3.27		3.25		3.21		3.14		3.09		3.04	
100.5625	3.29		3.26		3.24		3.19		3.12		3.06		3.00	
100.6250	3.28		3.24		3.22		3.17		3.09		3.03		2.97	
100.6875	3.27	4.57	3.23	3.83	3.20	3.45	3.14	2.85	3.06	2.27	3.00	1.95	2.93	1.71
100.7500	3.25		3.21		3.18		3.12		3.04		2.96		2.89	
100.8125	3.24		3.19		3.16		3.10		3.01		2.93		2.86	
100.8750	3.22		3.18		3.15		3.08		2.98		2.90		2.82	
WAL		5.06		4.17		3.73		3.05		2.40		2.05		1.78
First Pay		7/25/2008		10/25/2007		6/25/2007		11/25/2006		5/25/2006		2/25/2006		11/25/2005
Last Pay		5/25/2010		4/25/2009		9/25/2008		11/25/2007		1/25/2007		8/25/2006		4/25/2006

(1) To 10% Optional Redemption

Class A4 Yield Table (Yields are expressed in %)[1]

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration
99.1250	3.43	3.95	3.46	3.31	3.48	2.99	3.53	2.50	3.59	2.00	3.65	1.72	3.70	1.51
99.1875	3.41		3.44		3.46		3.50		3.56		3.61		3.66	
99.2500	3.40		3.42		3.44		3.48		3.53		3.57		3.62	
99.3125	3.38		3.40		3.42		3.45		3.50		3.54		3.57	
99.3750	3.37		3.39		3.40		3.43		3.47		3.50		3.53	
99.4375	3.35	3.95	3.37	3.32	3.38	2.99	3.40	2.50	3.44	2.00	3.46	1.72	3.49	1.51
99.5000	3.33		3.35		3.36		3.38		3.40		3.43		3.45	
99.5625	3.32		3.33		3.34		3.35		3.37		3.39		3.41	
99.6250	3.30		3.31		3.32		3.33		3.34		3.35		3.37	
99.6875	3.29		3.29		3.29		3.30		3.31		3.32		3.33	
99.7500	3.27	3.96	3.27	3.32	3.27	2.99	3.28	2.50	3.28	2.00	3.28	1.73	3.28	1.51
99.8125	3.25		3.25		3.25		3.25		3.25		3.25		3.24	
99.8750	3.24		3.23		3.23		3.23		3.22		3.21		3.20	
99.9375	3.22		3.22		3.21		3.20		3.19		3.17		3.16	
100.0000	3.21		3.20		3.19		3.18		3.15		3.14		3.12	
100.0625	3.19	3.96	3.18	3.32	3.17	3.00	3.15	2.50	3.12	2.01	3.10	1.73	3.08	1.52
100.1250	3.18		3.16		3.15		3.13		3.09		3.06		3.04	
100.1875	3.16		3.14		3.13		3.10		3.06		3.03		3.00	
100.2500	3.14		3.12		3.11		3.08		3.03		2.99		2.96	
100.3125	3.13		3.10		3.09		3.05		3.00		2.96		2.91	
100.3750	3.11	3.96	3.08	3.32	3.07	3.00	3.03	2.50	2.97	2.01	2.92	1.73	2.87	1.52
100.4375	3.10		3.07		3.04		3.00		2.94		2.89		2.83	
100.5000	3.08		3.05		3.02		2.98		2.91		2.85		2.79	
100.5625	3.07		3.03		3.00		2.95		2.88		2.81		2.75	
100.6250	3.05		3.01		2.98		2.93		2.84		2.78		2.71	
100.6875	3.04	3.97	2.99	3.32	2.96	3.00	2.90	2.51	2.81	2.01	2.74	1.73	2.67	1.52
100.7500	3.02		2.97		2.94		2.88		2.78		2.71		2.63	
100.8125	3.00		2.95		2.92		2.85		2.75		2.67		2.59	
100.8750	2.99		2.94		2.90		2.83		2.72		2.63		2.55	
WAL		4.32		3.58		3.21		2.65		2.11		1.81		1.58
First Pay		4/25/2007		10/25/2006		8/25/2006		3/25/2006		11/25/2005		8/25/2005		6/25/2005
Last Pay		5/25/2010		4/25/2009		9/25/2008		11/25/2007		1/25/2007		8/25/2006		4/25/2006

(1) To 10% Optional Redemption

Class A5 Yield Table (Yields are expressed in %)[1]

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration
100.1250	4.69		4.67		4.67		4.65		4.62		4.59		4.56	
100.1875	4.68		4.66		4.65		4.63		4.60		4.57		4.53	
100.2500	4.67		4.65		4.64		4.62		4.58		4.54		4.51	
100.3125	4.66		4.64		4.63		4.60		4.56		4.52		4.48	
100.3750	4.65	7.32	4.63	6.10	4.62	5.42	4.59	4.35	4.54	3.36	4.50	2.77	4.45	2.33
100.4375	4.64		4.62		4.61		4.57		4.52		4.48		4.43	
100.5000	4.64		4.61		4.60		4.56		4.50		4.45		4.40	
100.5625	4.63		4.60		4.59		4.55		4.49		4.43		4.37	
100.6250	4.62		4.59		4.57		4.53		4.47		4.41		4.35	
100.6875	4.61	7.32	4.58	6.10	4.56	5.42	4.52	4.35	4.45	3.36	4.39	2.78	4.32	2.33
100.7500	4.60		4.57		4.55		4.50		4.43		4.37		4.29	
100.8125	4.59		4.56		4.54		4.49		4.41		4.34		4.27	
100.8750	4.58		4.55		4.53		4.47		4.39		4.32		4.24	
100.9375	4.58		4.54		4.52		4.46		4.38		4.30		4.21	
101.0000	4.57	7.33	4.53	6.11	4.51	5.43	4.45	4.35	4.36	3.36	4.28	2.78	4.19	2.34
101.0625	4.56		4.52		4.49		4.43		4.34		4.25		4.16	
101.1250	4.55		4.51		4.48		4.42		4.32		4.23		4.13	
101.1875	4.54		4.50		4.47		4.40		4.30		4.21		4.11	
101.2500	4.53		4.49		4.46		4.39		4.28		4.19		4.08	
101.3125	4.53	7.34	4.48	6.11	4.45	5.43	4.38	4.36	4.27	3.36	4.17	2.78	4.06	2.34
101.3750	4.52		4.47		4.44		4.36		4.25		4.14		4.03	
101.4375	4.51		4.46		4.43		4.35		4.23		4.12		4.00	
101.5000	4.50		4.45		4.42		4.33		4.21		4.10		3.98	
101.5625	4.49		4.44		4.40		4.32		4.19		4.08		3.95	
101.6250	4.48	7.34	4.43	6.12	4.39	5.44	4.31	4.36	4.18	3.37	4.06	2.78	3.92	2.34
101.6875	4.48		4.42		4.38		4.29		4.16		4.03		3.90	
101.7500	4.47		4.41		4.37		4.28		4.14		4.01		3.87	
101.8125	4.46		4.40		4.36		4.26		4.12		3.99		3.85	
101.8750	4.45		4.39		4.35		4.25		4.10		3.97		3.82	
WAL		9.30		7.44		6.47		5.00		3.75		3.05		2.53
First Pay		5/25/2010		4/25/2009		9/25/2008		11/25/2007		1/25/2007		8/25/2006		4/25/2006
Last Pay		6/25/2017		6/25/2015		5/25/2014		1/25/2012		6/25/2009		6/25/2008		9/25/2007

[1] To 10% Optional Redemption

Class A6 Yield Table (Yields are expressed in %)[1]

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration	Yld(%)	Duration
100.1250	5.69		5.69		5.68		5.67		5.65		5.63		5.61	
100.1875	5.69		5.68		5.67		5.66		5.64		5.62		5.59	
100.2500	5.68		5.67		5.66		5.65		5.62		5.60		5.57	
100.3125	5.67		5.66		5.66		5.64		5.61		5.59		5.56	
100.3750	5.66	9.05	5.65	8.06	5.65	7.48	5.63	6.46	5.60	5.10	5.57	4.26	5.54	3.62
100.4375	5.66		5.65		5.64		5.62		5.59		5.56		5.52	
100.5000	5.65		5.64		5.63		5.61		5.58		5.54		5.51	
100.5625	5.64		5.63		5.62		5.60		5.56		5.53		5.49	
100.6250	5.64		5.62		5.61		5.59		5.55		5.51		5.47	
100.6875	5.63	9.06	5.62	8.07	5.61	7.49	5.58	6.46	5.54	5.11	5.50	4.26	5.45	3.62
100.7500	5.62		5.61		5.60		5.57		5.53		5.48		5.44	
100.8125	5.62		5.60		5.59		5.56		5.52		5.47		5.42	
100.8750	5.61		5.59		5.58		5.55		5.50		5.46		5.40	
100.9375	5.60		5.59		5.57		5.55		5.49		5.44		5.39	
101.0000	5.60	9.06	5.58	8.08	5.56	7.50	5.54	6.47	5.48	5.11	5.43	4.27	5.37	3.62
101.0625	5.59		5.57		5.56		5.53		5.47		5.41		5.35	
101.1250	5.58		5.56		5.55		5.52		5.46		5.40		5.34	
101.1875	5.58		5.56		5.54		5.51		5.44		5.38		5.32	
101.2500	5.57		5.55		5.53		5.50		5.43		5.37		5.30	
101.3125	5.56	9.07	5.54	8.08	5.52	7.50	5.49	6.47	5.42	5.11	5.35	4.27	5.28	3.63
101.3750	5.56		5.53		5.52		5.48		5.41		5.34		5.27	
101.4375	5.55		5.52		5.51		5.47		5.40		5.33		5.25	
101.5000	5.54		5.52		5.50		5.46		5.38		5.31		5.23	
101.5625	5.54		5.51		5.49		5.45		5.37		5.30		5.22	
101.6250	5.53	9.08	5.50	8.09	5.48	7.51	5.44	6.47	5.36	5.12	5.28	4.27	5.20	3.63
101.6875	5.52		5.49		5.47		5.43		5.35		5.27		5.18	
101.7500	5.52		5.49		5.47		5.42		5.34		5.25		5.17	
101.8125	5.51		5.48		5.46		5.41		5.32		5.24		5.15	
101.8750	5.50		5.47		5.45		5.40		5.31		5.23		5.13	
WAL	13.15		11.15		10.07		8.30		6.22		5.03		4.17	
First Pay	6/25/2017		6/25/2015		5/25/2014		1/25/2012		6/25/2009		6/25/2008		9/25/2007	
Last Pay	6/25/2017		6/25/2015		5/25/2014		8/25/2012		11/25/2010		10/25/2009		1/25/2009	

[1] To 10% Optional Redemption

*SASCO 2004-9XS Collateral Summary**

Total Number of Loans	1,817	**Occupancy Status**	
Total Outstanding Loan Balance	$369,025,840	Primary Home	71.0%
Average Loan Principal Balance	$203,096	Investment	26.1%
Prepayment Penalty	41.56%	Second Home	2.9%
Weighted Average Coupon	6.747%		
Weighted Average Original Term (mo.)	359		
Weighted Average Remaining Term (mo.)	358	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	1	(Other states account individually for less than	
Non-Zero Weighted Average Original LTV	72.06%	5% of the Cut-off Date principal balance.)	
Original LTV >80 and no MI (whole pool)	0.59%	CA	38.0%
Non-Zero Weighted Average FICO	684	FL	7.9%
		NJ	6.8%
		NY	5.9%
Prepayment Penalty (years)			
None	58.4%	**Lien Position**	
0.001 - 1.000	7.3%	First	100.0%
1.001 - 2.000	0.5%		
2.001 - 3.000	8.8%		
4.001 - 5.000	24.9%		

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	71	2,930,992.32	0.79
50,000.01 - 100,000.00	357	27,325,527.30	7.40
100,000.01 - 150,000.00	400	49,804,622.10	13.50
150,000.01 - 200,000.00	330	58,002,876.26	15.72
200,000.01 - 250,000.00	208	47,069,468.53	12.76
250,000.01 - 300,000.00	151	41,499,030.15	11.25
300,000.01 - 350,000.00	131	42,277,032.01	11.46
350,000.01 - 400,000.00	44	16,525,493.66	4.48
400,000.01 - 450,000.00	19	8,140,999.70	2.21
450,000.01 - 500,000.00	20	9,524,915.16	2.58
500,000.01 - 550,000.00	22	11,540,608.68	3.13
550,000.01 - 600,000.00	15	8,674,810.74	2.35
600,000.01 - 650,000.00	7	4,447,970.62	1.21
650,000.01 - 700,000.00	5	3,400,608.62	0.92
700,000.01 - 750,000.00	4	2,899,121.28	0.79
750,000.01 - 800,000.00	4	3,112,363.16	0.84
800,000.01 - 850,000.00	3	2,525,452.97	0.68
850,000.01 - 900,000.00	5	4,465,038.09	1.21
950,000.01 - 1,000,000.00	11	10,850,663.94	2.94
1,000,000.01 - 1,250,000.00	2	2,435,000.00	0.66
1,250,000.01 - 1,500,000.00	7	9,773,244.23	2.65
1,750,000.01 - 2,000,000.00	1	1,800,000.00	0.49
Total:	**1,817**	**369,025,839.52**	**100.00**

Minimum: $18,480
Maximum: $1,800,000
Average: $203,096

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
5.50001 - 6.00000	277	74,642,070.19	20.23
6.00001 - 6.50000	331	76,241,929.09	20.66
6.50001 - 7.00000	677	122,494,950.68	33.19
7.00001 - 7.50000	286	53,578,442.37	14.52
7.50001 - 8.00000	138	26,034,841.91	7.06
8.00001 - 8.50000	62	9,120,686.22	2.47
8.50001 - 9.00000	30	4,610,489.80	1.25
9.00001 - 9.50000	15	2,070,548.37	0.56
9.50001 - 10.00000	1	231,880.89	0.06
Total:	**1,817**	**369,025,839.52**	**100.00**

Minimum: 5.625%
Maximum: 9.875%
Weighted Average: 6.747%

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

(28)

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms b Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
171 - 180	5	466,059.98	0.13
181 - 240	6	807,142.93	0.22
241 - 300	1	458,110.89	0.12
301 - 360	1,805	367,294,525.72	99.53
Total:	**1,817**	**369,025,839.52**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 359

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 180	5	466,059.98	0.13
181 - 240	6	807,142.93	0.22
241 - 360	1,806	367,752,636.61	99.65
Total:	**1,817**	**369,025,839.52**	**100.00**

Minimum: 178
Maximum: 360
Weighted Average: 358

** The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.001 - 10.000	1	206,000.00	0.06
10.001 - 20.000	7	1,564,951.12	0.42
20.001 - 30.000	23	3,019,484.32	0.82
30.001 - 40.000	53	9,859,629.22	2.67
40.001 - 50.000	89	20,776,877.77	5.63
50.001 - 60.000	135	35,867,894.51	9.72
60.001 - 70.000	279	71,574,751.69	19.40
70.001 - 80.000	794	157,202,097.58	42.60
80.001 - 90.000	307	47,455,066.99	12.86
90.001 - 100.000	129	21,499,086.32	5.83
Total:	**1,817**	**369,025,839.52**	**100.00**

Non-Zero Minimum	8.84%
Maximum:	100.00%
Non-Zero Weighted Average:	72.06%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Unknown	1	337,500.00	0.09
561 - 580	1	102,400.00	0.03
581 - 600	21	5,997,851.93	1.63
601 - 620	33	8,017,581.89	2.17
621 - 640	239	49,893,967.94	13.52
641 - 660	273	53,307,752.63	14.45
661 - 680	485	103,347,526.05	28.01
681 - 700	171	33,298,065.83	9.02
701 - 720	166	29,303,431.61	7.94
721 - 740	140	29,641,270.93	8.03
741 - 760	100	19,020,798.11	5.15
761 - 780	107	21,011,066.68	5.69
781 - 800	63	12,154,494.63	3.29
801 - 820	17	3,592,131.29	0.97
Total:	**1,817**	**369,025,839.52**	**100.00**

Non-Zero Minimum:	580
Maximum:	816
Non-Zero Weighted Average:	684

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
Cash Out Refinance	803	184,187,783.06	49.91
Purchase	727	124,517,692.48	33.74
Rate/Term Refinance	287	60,320,363.98	16.35
Total:	**1,817**	**369,025,839.52**	**100.00**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
Single Family	1,169	227,597,337.89	61.68
2-4 Family	286	66,362,025.44	17.98
PUD	223	52,344,058.98	14.18
Condo	138	22,625,093.97	6.13
Manufactured Housing	1	97,323.24	0.03
Total:	**1,817**	**369,025,839.52**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

States – Top 10

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA	510	140,396,891.19	38.05
FL	194	29,010,378.69	7.86
NJ	124	25,271,880.68	6.85
NY	69	21,638,236.44	5.86
TX	98	13,911,725.37	3.77
MA	50	13,169,589.08	3.57
IL	66	11,507,751.46	3.12
AZ	69	10,691,501.20	2.90
CO	38	10,514,683.58	2.85
MD	53	10,081,626.05	2.73
Other	546	82,831,575.78	22.45
Total:	**1,817**	**369,025,839.52**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

PrepaymentPenalty in Years			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000	1,116	215,669,058.35	58.44
0.500	36	12,206,374.10	3.31
0.583	15	4,316,129.33	1.17
0.667	21	5,412,850.64	1.47
1.000	35	4,993,591.62	1.35
2.000	10	1,895,169.01	0.51
3.000	175	32,461,196.02	8.80
5.000	409	92,071,470.45	24.95
Total:	**1,817**	**369,025,839.52**	**100.00**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
Limited	676	135,056,915.40	36.60
No Documentation	693	129,891,439.32	35.20
Full	259	64,500,094.84	17.48
No Ratio	189	39,577,389.96	10.72
Total:	**1,817**	**369,025,839.52**	**100.00**

** The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

$366,400,530 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-9XS
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call

Class	Approx. Size ($) (1)	Coupon/Spread (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Expected Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
A1A(6)(7)	88,115,000	[LIBOR + 0.11%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A1B(6)(7)	30,000,000	[1.88%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A1C(6)(7)	20,000,000	[2.85%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A2A(7)	20,023,500	[3.24%]	2.25	03/06-11/06	5.60%	May 25, 2034	[Aaa/AAA]
A2B(7)	20,023,500	[3.17%]	2.25	03/06-11/06	5.60%	May 25, 2034	[Aaa/AAA]
A3(7)	40,499,000	[3.89%]	3.05	11/06-11/07	5.60%	May 25, 2034	[Aaa/AAA]
A4(7)	63,809,000	[5.19%]	5.00	11/07-01/12	5.60%	May 25, 2034	[Aaa/AAA]
A5(7)	29,978,000	[5.62%]	8.30	01/12-08/12	5.60%	May 25, 2034	[Aaa/AAA]
A6(7)(8)	34,716,500	[4.96%]	6.40	05/07-08/12	5.60%	May 25, 2034	[Aaa/AAA]
M1(7)	10,992,030	[5.34%]	5.53	05/07-08/12	2.60%	May 25, 2034	[TBD]
M2(7)	8,244,000	[5.43%]	5.10	05/07-08/12	0.35%	May 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** Only the Class A1A, A1C, A3, and A4 Certificates are being offered herein.**

(1) Bond sizes are based on the March 1, 2004 collateral balance (as shown on pages 19-26) rolled forward to April 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A Certificates) will increase by 0.50%, the spread on the Class A1A Certificates will increase to 0.22%, and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [3.10%] which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1A, A1B, and A1C Certificates (i.e., the Class A1A, A1B, and A1C Certificates will settle flat).

(7) The Class A1A, A1B, A1C, A2A, A2B, A3, A4, A5, and A6 Certificates are the Senior Certificates; Classes M1 and M2 are the Subordinate Certificates.

(8) The Class A6 Certificates are non-accelerating Senior Certificates.

To Maturity							
Class	Approx. Size ($) (1)	Coupon/Spread (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Initial C/E (4) (%)	Legal Final Maturity	Ratings (Moody's/S&P) (5)
A1A(6)(7)	88,115,000	[LIBOR + 0.11%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A1B(6)(7)	30,000,000	[1.88%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A1C(6)(7)	20,000,000	[2.85%]	1.00	05/04-03/06	5.60%	May 25, 2034	[Aaa/AAA]
A2A(7)	20,023,500	[3.24%]	2.25	03/06-11/06	5.60%	May 25, 2034	[Aaa/AAA]
A2B(7)	20,023,500	[3.17%]	2.25	03/06-11/06	5.60%	May 25, 2034	[Aaa/AAA]
A3(7)	40,499,000	[3.89%]	3.05	11/06-11/07	5.60%	May 25, 2034	[Aaa/AAA]
A4(7)	63,809,000	[5.19%]	5.00	11/07-01/12	5.60%	May 25, 2034	[Aaa/AAA]
A5(7)	29,978,000	[5.62%]	11.44	01/12-06/23	5.60%	May 25, 2034	[Aaa/AAA]
A6(7)(8)	34,716,500	[4.96%]	6.56	05/07-11/22	5.60%	May 25, 2034	[Aaa/AAA]
M1(7)	10,992,030	[5.34%]	5.91	05/07-07/16	2.60%	May 25, 2034	[TBD]
M2(7)	8,244,000	[5.43%]	5.15	05/07-01/14	0.35%	May 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** Only the Class A1A, A1C, A3, and A4 Certificates are being offered herein.**

(1) Bond sizes are based on the March 1, 2004 collateral balance (as shown on pages 19-26) rolled forward to April 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A Certificates) will increase by 0.50%, the spread on the Class A1A Certificates will increase to 0.22%, and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [3.10%] which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1A, A1B, and A1C Certificates (i.e., the Class A1A, A1B, and A1C Certificates will settle flat).

(7) The Class A1A, A1B, A1C, A2A, A2B, A3, A4, A5, and A6 Certificates are the Senior Certificates; Classes M1 and M2 are the Subordinate Certificates.

(8) The Class A6 Certificates are non-accelerating Senior Certificates.

Principal Payment Priority

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all principal will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Pool Balance for such Distribution Date minus the Overcollateralization Target as follows:

(I) Concurrently as follows:

i. To the Class A6 Certificates, the Class A6 Priority Amount; and

ii. Sequentia lly, as follows:

1. To the Class A1A, A1B, and A1C Certificates pro-rata, until reduced to zero;
2. To the Class A2A and A2B Certificates pro-rata, until reduced to zero;
3. To the Class A3 Certificates until reduced to zero;
4. To the Class A4 Certificates until reduced to zero;
5. To the Class A5 Certificates until reduced to zero; and

(II) Sequentially, to the Class M1 and Class M2 Certificates.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A Certificates as described in (I) above, so that the Senior Enhancement Percentage equals two times the original Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective initial credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.35% of the Cut-Off Date loan principal balance.

The "Class A6 Priority Amount" for determining distributions of principal to the Class A6 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class A6 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount, (y) the Class A6 Percentage and (z) the Class A6 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class A1A, A1B, A1C, A2A, A2B, A3, A4, and A5 Certificates have been reduced to zero, the Class A6 Priority Amount will equal 100% of the Senior Principal Distribution Amount.

The "Class A6 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividin g (x) the Class Principal Amount of the Class A6 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates immediately prior to such date.

The "Class A6 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, May 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

The "Principal Remittance Amount" for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, 100% of the Principal Remittance Amount and (b) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates immediately prior to that Distribution Date exceeds (y) the Senior Target Amount (as defined herein).

The "Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [88.80%] and (ii) the Pool Balance for such Distribution Date and (b) the amount, if any, by which (i) the Pool Balance for such Distribution Date exceeds (ii) approximately 0.35% of the Cut-Off Date Balance.

The "Stepdown Date" is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class M1 and Class M2 Certificates and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero) and the denominator of which is the aggregate loan balance after giving effect to distributions on that Distribution Date.

Interest Payment Priority

The Interest Rates for Classes A1A, A1B, A1C, A2A, A2B, A3, A4, A5, A6, M1, and M2 for any Accrual Period will equal the lesser of (i) the rates stated or described on pages 1 and 2 and (ii) the Net Funds Cap (as defined herein). Interest for Class A1B, A1C, A2A, A2B, A3, A4, A5, A6, M1, and M2 Certificates will be calculated on a 30/360 basis. Interest for the Class A1A Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the Class A2A, A2B, A3, A4, A5, A6, M1 and M2 Certificates on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class A1A, A1B, and A1C Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The interest remittance amount for each Distribution Date will be allocated in the following Priority, to:

(1) To pay fees including the Servicing Fee and to reimburse the Servicer or Master Servicer for any advances;

(2) To pay Current Interest and then to pay Carryforward Interest to the Classes A1A, A1B, A1C, A2A, A2B, A3, A4, A5, and A6 Certificates;

(3) To pay the Class A1A, A1B, A1C, A2A, A2B, A3, A4, A5, and A6 Certificates accrued and unpaid interest on any Deferred Amounts previously allocated to such class, and then to pay any Deferred Amounts previously allocated to such class;

(4) To pay Current Interest and then to pay Carryforward Interest to Classes M1 and M2 (the "Subordinate Classes"), sequentially;

(5) To pay the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal,* according to the Principal Payment Priorities in effect for such Distribution Date, as needed to create or maintain the Overcollateralization Target;

(7) From the A1A Reserve Fund to the Class A1A Certificates any applicable Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts*;

(8) To pay to the Class A1A, A1B, A1C, A2A, A2B, A3, A4, A5, and A6 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(9) To pay sequentially to the Class M1 and M2 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(10) Sequentially, to the Class M1 and M2 Certificates any Deferred Amounts;

(11) To pay the holders of the Class X Certificates*; and

(12) All remaining amounts to the holder of the Class R Certificate.

*Any amounts received under the Interest Rate Cap will be allocated to the Class A1A and Class X Certificates in steps (7) and (11).

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1A Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of [3.00%]. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Interest Rate Cap
1	$88,115,000.00
2	85,764,301.62
3	83,575,876.92
4	81,376,525.76
5	78,956,101.85
6	76,319,017.76
7	73,470,363.60
8	70,415,895.83
9	67,162,022.62
10	63,718,023.06
11	60,129,607.75
12	56,598,621.55
13	53,127,086.66
14	49,714,011.40
15	46,358,420.53
16	43,059,354.99
17	39,815,871.62
18	36,627,042.91
19	33,491,956.73
20	30,409,716.06
21	27,379,438.80
22	24,400,257.45
23	21,471,318.92
24	18,591,784.26

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class A1A Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class A1A Certificates or, in certain cases, the Class X Certificates.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to the product of (x) the weighted average Net Mortgage Rate and (y) with respect to the Class A1A Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on pages 1 and 2 exceeds (b) the amount of interest paid on such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class M2 Certificates, the Class M1 Certificates, and then the Class A Certificates (pro-rata). Any Applied Loss Amounts allocated to the Certificates will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a write-down of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), on any Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A Certificates) will increase by 0.50%, the spread on the Class A1A Certificates will increase to 0.22%, and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora [69.7%] and SIB [23.2%]. [89.8%] of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Senior Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Senior Certificates will have the preferential right to receive interest due to them and principal (if applicable) available for distribution over Classes having a lower priority of distribution. Similarly, the Class M1 Certificates will be senior in right of priority to the Class M2 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Certificates will be reduced by this excess in inverse order of priority of distribution until the Class M2 Certificates and Class M1 Certificates, and then the Class A Certificates (pro-rata) have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization). Excess spread will be used to create or maintain the Overcollateralization Target. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-off Date loan principal balance.

The "Overcollateralization Target" for any Distribution Date (i) prior to the Stepdown Date or if a Trigger event is in effect with respect to such Distribution Date, is equal to approximately 0.35% of the Cut-Off Date loan principal balance and (ii) on or after the Stepdown Date and as long as a Trigger Event is not in effect, is equal to 0.70% of the Pool Balance for such Distribution Date, subject to a floor of 0.35% of the Cut-Off Date loan principal balance.

Trigger Event

A "Trigger Event" with respect to will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [50%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date loan principal balance, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
May 2007 through April 2008	[TBD%]
May 2008 through April 2009	[TBD%]
May 2009 through April 2010	[TBD %]
May 2010 and thereafter	[TBD %]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.


A1A
[Aaa/AAA]
LIBOR +
0.11%
A1B
[Aaa/AAA]
1.88%
A1C
[Aaa/AAA]
2.85%
A2A
[Aaa/AAA]
3.24%
A2B
[Aaa/AAA]
3.17%
A3
[Aaa/AAA]
3.89%
A6
[Aaa/AAA]
4.96%
A4
[Aaa/AAA]
5.19%
A5
[Aaa/AAA]
5.62%
M1
[TBD]
5.34%
M2
[TBD]
5.43%

Principal will be paid sequentially to:

1. Class A1A, A1B, and A1C Certificates (pro-rata)

2.Class A2A and A2B Certificates (pro-rata)

3.Class A3 Certificates

4.Class A4 Certificates

5.Class A5 Certificates

Class A6 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.

For the first 36 months or when a Trigger Event is in effect the Class M1 and M2 Certificates will not receive payments of principal.

Contacts		
MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Modeling	Sei-Hyong Park	(212) 526-0203

Summary of Terms

Issuer:	Structured Asset Securities Corporation 2004-9XS
Depositor:	Structured Asset Securities Corporation
Trustee:	[TBD]
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	April 1, 2004
Expected Closing Date:	April 30, 2004
Expected Settlement Date:	April 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1A, A1B, and A1C Certificates, which will have a zero day delay)
First Payment Date:	May 25, 2004
Day Count:	30/360 for all classes (except for the Class A1A Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually, except for approximately 0.13% of the mortgage loans which have a servicing fee of 0.375% of the pool balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Senior Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Class M1 and M2, Certificates.
SMMEA Eligibility:	All classes, [other than the Class M2 Certificates, are expected to be SMMEA eligible].
ERISA Eligibility:	The Classes of Senior Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

Class A1A Discount Margin (DMs are expressed in basis points)[1][2]

	75PPC		90PPC		100PC		120PPC		150PPC		175PPC		200PPC	
Price	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration
99.1250	69.89	1.48	79.69	1.27	86.05	1.16	98.37	1.00	116.10	0.83	130.28	0.73	143.97	0.65
99.1875	65.66		74.75		80.66		92.10		108.55		121.71		134.42	
99.2500	61.43		69.82		75.28		85.83		101.01		113.15		124.88	
99.3125	57.21		64.90		69.89		79.56		93.47		104.60		115.34	
99.3750	52.99		59.98		64.52		73.30		85.94		96.06		105.82	
99.4375	48.77	1.48	55.06	1.27	59.15	1.16	67.05	1.00	78.42	0.83	87.52	0.73	96.30	0.66
99.5000	44.56		50.15		53.78		60.80		70.90		78.99		86.79	
99.5625	40.36		45.24		48.41		54.56		63.39		70.46		77.29	
99.6250	36.15		40.34		43.06		48.32		55.89		61.95		67.79	
99.6875	31.95		35.44		37.70		42.09		48.39		53.44		58.31	
99.7500	27.75	1.48	30.54	1.27	32.35	1.16	35.86	1.00	40.90	0.83	44.94	0.73	48.83	0.66
99.8125	23.56		25.65		27.01		29.64		33.42		36.44		39.36	
99.8750	19.37		20.76		21.67		23.42		25.94		27.95		29.90	
99.9375	15.18		15.88		16.33		17.21		18.47		19.47		20.45	
100.0000	11.00		11.00		11.00		11.00		11.00		11.00		11.00	
100.0625	6.82	1.49	6.13	1.28	5.67	1.17	4.80	1.00	3.54	0.83	2.53	0.73	1.56	0.66
100.1250	2.64		1.25		0.35		-1.40		-3.91		-5.92		-7.87	
100.1875	-1.53		-3.61		-4.97		-7.59		-11.36		-14.38		-17.29	
100.2500	-5.70		-8.48		-10.28		-13.77		-18.80		-22.82		-26.70	
100.3125	-9.86		-13.33		-15.59		-19.95		-26.23		-31.26		-36.11	
100.3750	-14.02	1.49	-18.19	1.28	-20.89	1.17	-26.13	1.01	-33.66	0.84	-39.69	0.74	-45.50	0.66
100.4375	-18.18		-23.04		-26.19		-32.30		-41.08		-48.11		-54.89	
100.5000	-22.34		-27.88		-31.49		-38.47		-48.50		-56.53		-64.27	
100.5625	-26.49		-32.73		-36.78		-44.62		-55.91		-64.93		-73.65	
100.6250	-30.63		-37.56		-42.07		-50.78		-63.31		-73.34		-83.01	
100.6875	-34.78	1.49	-42.40	1.28	-47.35	1.17	-56.93	1.01	-70.71	0.84	-81.73	0.74	-92.37	0.66
100.7500	-38.92		-47.23		-52.63		-63.07		-78.10		-90.12		-101.72	
100.8125	-43.06		-52.05		-57.90		-69.21		-85.48		-98.50		-111.06	
100.8750	-47.19		-56.88		-63.17		-75.35		-92.86		-106.87		-120.39	
WAL		1.49		1.28		1.17		1.00		0.83		0.73		0.66
First Pay		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004
Last Pay		4/25/2007		10/25/2006		8/25/2006		3/25/2006		11/25/2005		8/25/2005		6/25/2005

(1) Libor =1.09%

(2) To 10% Optional Redemption

(48)

Class A1C Yield Table (Yields are expressed in %)[1]

	75PPC		90PPC		100PC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99.1250	3.48	1.42	3.58	1.22	3.65	1.12	3.78	0.96	3.96	0.80	4.11	0.71	4.25	0.63
99.1875	3.44		3.53		3.59		3.71		3.88		4.02		4.15	
99.2500	3.39		3.48		3.54		3.65		3.80		3.93		4.05	
99.3125	3.35		3.43		3.48		3.58		3.72		3.84		3.95	
99.3750	3.31		3.38		3.42		3.52		3.65		3.75		3.85	
99.4375	3.26	1.43	3.33	1.23	3.37	1.12	3.45	0.97	3.57	0.80	3.66	0.71	3.75	0.64
99.5000	3.22		3.28		3.31		3.38		3.49		3.57		3.65	
99.5625	3.17		3.22		3.26		3.32		3.41		3.48		3.55	
99.6250	3.13		3.17		3.20		3.26		3.33		3.40		3.46	
99.6875	3.09		3.12		3.15		3.19		3.26		3.31		3.36	
99.7500	3.04	1.43	3.07	1.23	3.09	1.13	3.13	0.97	3.18	0.81	3.22	0.71	3.26	0.64
99.8125	3.00		3.02		3.03		3.06		3.10		3.13		3.16	
99.8750	2.95		2.97		2.98		3.00		3.02		3.04		3.06	
99.9375	2.91		2.92		2.92		2.93		2.94		2.95		2.96	
100.0000	2.87		2.87		2.87		2.87		2.87		2.87		2.87	
100.0625	2.82	1.43	2.82	1.23	2.81	1.13	2.80	0.97	2.79	0.81	2.78	0.71	2.77	0.64
100.1250	2.78		2.77		2.76		2.74		2.71		2.69		2.67	
100.1875	2.74		2.71		2.70		2.67		2.64		2.60		2.57	
100.2500	2.69		2.66		2.65		2.61		2.56		2.52		2.48	
100.3125	2.65		2.61		2.59		2.55		2.48		2.43		2.38	
100.3750	2.61	1.44	2.56	1.23	2.54	1.13	2.48	0.97	2.40	0.81	2.34	0.71	2.28	0.64
100.4375	2.56		2.51		2.48		2.42		2.33		2.26		2.19	
100.5000	2.52		2.46		2.43		2.35		2.25		2.17		2.09	
100.5625	2.48		2.41		2.37		2.29		2.17		2.08		1.99	
100.6250	2.43		2.36		2.32		2.23		2.10		1.99		1.90	
100.6875	2.39	1.44	2.31	1.24	2.26	1.13	2.16	0.97	2.02	0.81	1.91	0.72	1.80	0.64
100.7500	2.35		2.26		2.21		2.10		1.94		1.82		1.70	
100.8125	2.30		2.21		2.15		2.04		1.87		1.74		1.61	
100.8750	2.26		2.16		2.10		1.97		1.79		1.65		1.51	
WAL		1.49		1.28		1.17		1.00		0.83		0.73		0.66
First Pay		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004		5/25/2004
Last Pay		4/25/2007		10/25/2006		8/25/2006		3/25/2006		11/25/2005		8/25/2005		6/25/2005

(1) To 10% Optional Redemption

Class A3 Yield Table (Yields expressed in %)[1]

	75PPC		90PPC		100PC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99.1250	4.06	4.50	4.09	3.77	4.10	3.40	4.14	2.82	4.20	2.24	4.24	1.93	4.29	1.69
99.1875	4.04		4.07		4.08		4.12		4.17		4.21		4.25	
99.2500	4.03		4.05		4.07		4.10		4.14		4.18		4.21	
99.3125	4.02		4.04		4.05		4.07		4.11		4.14		4.18	
99.3750	4.00		4.02		4.03		4.05		4.08		4.11		4.14	
99.4375	3.99	4.50	4.00	3.77	4.01	3.40	4.03	2.82	4.06	2.25	4.08	1.93	4.10	1.69
99.5000	3.98		3.99		3.99		4.01		4.03		4.05		4.06	
99.5625	3.96		3.97		3.97		3.98		4.00		4.01		4.03	
99.6250	3.95		3.95		3.96		3.96		3.97		3.98		3.99	
99.6875	3.93		3.94		3.94		3.94		3.95		3.95		3.95	
99.7500	3.92	4.51	3.92	3.78	3.92	3.40	3.92	2.82	3.92	2.25	3.92	1.93	3.92	1.69
99.8125	3.91		3.90		3.90		3.90		3.89		3.88		3.88	
99.8750	3.89		3.89		3.88		3.87		3.86		3.85		3.84	
99.9375	3.88		3.87		3.86		3.85		3.83		3.82		3.81	
100.0000	3.86		3.85		3.85		3.83		3.81		3.79		3.77	
100.0625	3.85	4.51	3.84	3.78	3.83	3.41	3.81	2.82	3.78	2.25	3.76	1.94	3.73	1.69
100.1250	3.84		3.82		3.81		3.79		3.75		3.72		3.69	
100.1875	3.82		3.80		3.79		3.76		3.72		3.69		3.66	
100.2500	3.81		3.79		3.77		3.74		3.70		3.66		3.62	
100.3125	3.80		3.77		3.75		3.72		3.67		3.63		3.58	
100.3750	3.78	4.51	3.75	3.78	3.74	3.41	3.70	2.83	3.64	2.25	3.60	1.94	3.55	1.69
100.4375	3.77		3.74		3.72		3.68		3.61		3.56		3.51	
100.5000	3.75		3.72		3.70		3.65		3.59		3.53		3.47	
100.5625	3.74		3.71		3.68		3.63		3.56		3.50		3.44	
100.6250	3.73		3.69		3.66		3.61		3.53		3.47		3.40	
100.6875	3.71	4.51	3.67	3.78	3.65	3.41	3.59	2.83	3.50	2.25	3.44	1.94	3.37	1.69
100.7500	3.70		3.66		3.63		3.57		3.48		3.40		3.33	
100.8125	3.69		3.64		3.61		3.54		3.45		3.37		3.29	
100.8750	3.67		3.62		3.59		3.52		3.42		3.34		3.26	
WAL		5.06		4.17		3.73		3.05		2.40		2.05		1.78
First Pay		7/25/2008		10/25/2007		6/25/2007		11/25/2006		5/25/2006		2/25/2006		11/25/2005
Last Pay		5/25/2010		4/25/2009		9/25/2008		11/25/2007		1/25/2007		8/25/2006		4/25/2006

[1] To 10% Optional Redemption

Class A4 Yield Table (Yields are expressed in %)[1]

	75PPC		90PPC		100PC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100.1250	5.18	7.14	5.17	5.97	5.16	5.32	5.14	4.28	5.10	3.32	5.08	2.75	5.04	2.31
100.1875	5.17		5.16		5.15		5.12		5.09		5.05		5.02	
100.2500	5.16		5.15		5.13		5.11		5.07		5.03		4.99	
100.3125	5.15		5.14		5.12		5.09		5.05		5.01		4.96	
100.3750	5.15		5.13		5.11		5.08		5.03		4.98		4.94	
100.4375	5.14	7.15	5.12	5.98	5.10	5.33	5.06	4.29	5.01	3.32	4.96	2.75	4.91	2.31
100.5000	5.13		5.11		5.09		5.05		4.99		4.94		4.88	
100.5625	5.12		5.10		5.08		5.04		4.97		4.92		4.86	
100.6250	5.11		5.08		5.07		5.02		4.96		4.89		4.83	
100.6875	5.10		5.07		5.05		5.01		4.94		4.87		4.80	
100.7500	5.09	7.15	5.06	5.98	5.04	5.33	4.99	4.29	4.92	3.32	4.85	2.75	4.78	2.31
100.8125	5.09		5.05		5.03		4.98		4.90		4.83		4.75	
100.8750	5.08		5.04		5.02		4.96		4.88		4.81		4.72	
100.9375	5.07		5.03		5.01		4.95		4.86		4.78		4.70	
101.0000	5.06		5.02		5.00		4.93		4.84		4.76		4.67	
101.0625	5.05	7.16	5.01	5.99	4.98	5.33	4.92	4.29	4.83	3.32	4.74	2.75	4.64	2.32
101.1250	5.04		5.00		4.97		4.91		4.81		4.72		4.62	
101.1875	5.03		4.99		4.96		4.89		4.79		4.69		4.59	
101.2500	5.03		4.98		4.95		4.88		4.77		4.67		4.56	
101.3125	5.02		4.97		4.94		4.86		4.75		4.65		4.54	
101.3750	5.01	7.17	4.96	5.99	4.93	5.34	4.85	4.30	4.73	3.33	4.63	2.76	4.51	2.32
101.4375	5.00		4.95		4.91		4.83		4.71		4.60		4.48	
101.5000	4.99		4.94		4.90		4.82		4.70		4.58		4.46	
101.5625	4.98		4.93		4.89		4.81		4.68		4.56		4.43	
101.6250	4.97		4.92		4.88		4.79		4.66		4.54		4.40	
101.6875	4.97	7.17	4.91	6.00	4.87	5.34	4.78	4.30	4.64	3.33	4.51	2.76	4.38	2.32
101.7500	4.96		4.90		4.86		4.76		4.62		4.49		4.35	
101.8125	4.95		4.89		4.85		4.75		4.60		4.47		4.32	
101.8750	4.94		4.88		4.83		4.73		4.59		4.45		4.30	
WAL		9.30		7.44		6.47		5.00		3.75		3.05		2.53
First Pay		5/25/2010		4/25/2009		9/25/2008		11/25/2007		1/25/2007		8/25/2006		4/25/2006
Last Pay		6/25/2017		6/25/2015		5/25/2014		1/25/2012		6/25/2009		6/25/2008		9/25/2007

[1] To 10% Optional Redemption

SASCO 2004-9XS Collateral Summary*

Total Number of Loans	1,817	**Occupancy Status**	
Total Outstanding Loan Balance	$369,025,840	Primary Home	71.0%
Average Loan Principal Balance	$203,096	Investment	26.1%
Prepayment Penalty	41.56%	Second Home	2.9%
Weighted Average Coupon	6.747%		
Weighted Average Original Term (mo.)	359		
Weighted Average Remaining Term (mo.)	358	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	1	(Other states account individually for less than	
Non-Zero Weighted Average Original LTV	72.06%	5% of the Cut-off Date principal balance.)	
Original LTV >80 and no MI (whole pool)	0.59%	CA	38.0%
Non-Zero Weighted Average FICO	684	FL	7.9%
		NJ	6.8%
		NY	5.9%
Prepayment Penalty (years)			
None	58.4%	**Lien Position**	
0.001 - 1.000	7.3%	First	100.0%
1.001 - 2.000	0.5%		
2.001 - 3.000	8.8%		
4.001 - 5.000	24.9%		

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	71	2,930,992.32	0.79
50,000.01 - 100,000.00	357	27,325,527.30	7.40
100,000.01 - 150,000.00	400	49,804,622.10	13.50
150,000.01 - 200,000.00	330	58,002,876.26	15.72
200,000.01 - 250,000.00	208	47,069,468.53	12.76
250,000.01 - 300,000.00	151	41,499,030.15	11.25
300,000.01 - 350,000.00	131	42,277,032.01	11.46
350,000.01 - 400,000.00	44	16,525,493.66	4.48
400,000.01 - 450,000.00	19	8,140,999.70	2.21
450,000.01 - 500,000.00	20	9,524,915.16	2.58
500,000.01 - 550,000.00	22	11,540,608.68	3.13
550,000.01 - 600,000.00	15	8,674,810.74	2.35
600,000.01 - 650,000.00	7	4,447,970.62	1.21
650,000.01 - 700,000.00	5	3,400,608.62	0.92
700,000.01 - 750,000.00	4	2,899,121.28	0.79
750,000.01 - 800,000.00	4	3,112,363.16	0.84
800,000.01 - 850,000.00	3	2,525,452.97	0.68
850,000.01 - 900,000.00	5	4,465,038.09	1.21
950,000.01 - 1,000,000.00	11	10,850,663.94	2.94
1,000,000.01 - 1,250,000.00	2	2,435,000.00	0.66
1,250,000.01 - 1,500,000.00	7	9,773,244.23	2.65
1,750,000.01 - 2,000,000.00	1	1,800,000.00	0.49
Total:	**1,817**	**369,025,839.52**	**100.00**

Minimum: $18,480
Maximum: $1,800,000
Average: $203,096

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
5.50001 - 6.00000	277	74,642,070.19	20.23
6.00001 - 6.50000	331	76,241,929.09	20.66
6.50001 - 7.00000	677	122,494,950.68	33.19
7.00001 - 7.50000	286	53,578,442.37	14.52
7.50001 - 8.00000	138	26,034,841.91	7.06
8.00001 - 8.50000	62	9,120,686.22	2.47
8.50001 - 9.00000	30	4,610,489.80	1.25
9.00001 - 9.50000	15	2,070,548.37	0.56
9.50001 - 10.00000	1	231,880.89	0.06
Total:	**1,817**	**369,025,839.52**	**100.00**

Minimum: 5.625%
Maximum: 9.875%
Weighted Average: 6.747 %

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
171 - 180	5	466,059.98	0.13
181 - 240	6	807,142.93	0.22
241 - 300	1	458,110.89	0.12
301 - 360	1,805	367,294,525.72	99.53
Total:	**1,817**	**369,025,839.52**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 359

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
<= 180	5	466,059.98	0.13
181 - 240	6	807,142.93	0.22
241 - 360	1,806	367,752,636.61	99.65
Total:	**1,817**	**369,025,839.52**	**100.00**

Minimum: 178
Maximum: 360
Weighted Average: 358

** The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.001 - 10.000	1	206,000.00	0.06
10.001 - 20.000	7	1,564,951.12	0.42
20.001 - 30.000	23	3,019,484.32	0.82
30.001 - 40.000	53	9,859,629.22	2.67
40.001 - 50.000	89	20,776,877.77	5.63
50.001 - 60.000	135	35,867,894.51	9.72
60.001 - 70.000	279	71,574,751.69	19.40
70.001 - 80.000	794	157,202,097.58	42.60
80.001 - 90.000	307	47,455,066.99	12.86
90.001 - 100.000	129	21,499,086.32	5.83
Total:	**1,817**	**369,025,839.52**	**100.00**

Non-Zero Minimum: 8.84%
Maximum: 100.00%
Non-Zero Weighted Average: 72.06%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Unknown	1	337,500.00	0.09
561 - 580	1	102,400.00	0.03
581 - 600	21	5,997,851.93	1.63
601 - 620	33	8,017,581.89	2.17
621 - 640	239	49,893,967.94	13.52
641 - 660	273	53,307,752.63	14.45
661 - 680	485	103,347,526.05	28.01
681 - 700	171	33,298,065.83	9.02
701 - 720	166	29,303,431.61	7.94
721 - 740	140	29,641,270.93	8.03
741 - 760	100	19,020,798.11	5.15
761 - 780	107	21,011,066.68	5.69
781 - 800	63	12,154,494.63	3.29
801 - 820	17	3,592,131.29	0.97
Total:	**1,817**	**369,025,839.52**	**100.00**

Non-Zero Minimum: 580
Maximum: 816
Non-Zero Weighted Average: 684

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Cash Out Refinance	803	184,187,783.06	49.91
Purchase	727	124,517,692.48	33.74
Rate/Term Refinance	287	60,320,363.98	16.35
Total:	**1,817**	**369,025,839.52**	**100.00**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	1,169	227,597,337.89	61.68
2-4 Family	286	66,362,025.44	17.98
PUD	223	52,344,058.98	14.18
Condo	138	22,625,093.97	6.13
Manufactured Housing	1	97,323.24	0.03
Total:	**1,817**	**369,025,839.52**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

States – Top 10

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA	510	140,396,891.19	38.05
FL	194	29,010,378.69	7.86
NJ	124	25,271,880.68	6.85
NY	69	21,638,236.44	5.86
TX	98	13,911,725.37	3.77
MA	50	13,169,589.08	3.57
IL	66	11,507,751.46	3.12
AZ	69	10,691,501.20	2.90
CO	38	10,514,683.58	2.85
MD	53	10,081,626.05	2.73
Other	546	82,831,575.78	22.45
Total:	**1,817**	**369,025,839.52**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Prepayment Penalty in Years	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.000	1,116	215,669,058.35	58.44
0.500	36	12,206,374.10	3.31
0.583	15	4,316,129.33	1.17
0.667	21	5,412,850.64	1.47
1.000	35	4,993,591.62	1.35
2.000	10	1,895,169.01	0.51
3.000	175	32,461,196.02	8.80
5.000	409	92,071,470.45	24.95
Total:	**1,817**	**369,025,839.52**	**100.00**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Limited	676	135,056,915.40	36.60
No Documentation	693	129,891,439.32	35.20
Full	259	64,500,094.84	17.48
No Ratio	189	39,577,389.96	10.72
Total:	**1,817**	**369,025,839.52**	**100.00**

** The Mortgage Loan collateral tables shown have a cut-off date of March 1, 2004 for illustration purposes. The actual cut-off date for the deal will be April 1, 2004.*

Yield Table - Bond A6

kkanaan:S04-9XS_MARKET; A6
Settle as of 04/30/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.50	Historical:			Fixed Coupon:	5.620	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	29,978,000		
WAC:	6.747	3 Month:	N/A	N/A				
WAM:	357	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	2	12 Month:	N/A	N/A	Factor Date:	04/25/04	Next Pmt:	05/25/04
		Life:	N/A	N/A	Delay:	24	Cusip:	

	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				**Yield**			
100-22	5.57	5.56	5.55	5.52	5.48	5.44	5.39
100-24	5.56	5.55	5.54	5.51	5.47	5.42	5.38
100-26	5.56	5.54	5.53	5.50	5.46	5.41	5.36
100-28	5.55	5.53	5.52	5.49	5.44	5.40	5.34
100-30	5.54	5.53	5.51	5.48	5.43	5.38	5.33
101-00	**5.54**	**5.52**	**5.50**	**5.48**	**5.42**	**5.37**	**5.31**
101-02	5.53	5.51	5.50	5.47	5.41	5.35	5.29
101-04	5.52	5.50	5.49	5.46	5.40	5.34	5.28
101-06	5.52	5.49	5.48	5.45	5.38	5.32	5.26
101-08	5.51	5.49	5.47	5.44	5.37	5.31	5.24
101-10	5.50	5.48	5.46	5.43	5.36	5.29	5.23
Average Life	13.15	11.15	10.07	8.30	6.21	5.03	4.17
First Pay	06/25/17	06/25/15	05/25/14	01/25/12	06/25/09	06/25/08	09/25/07
Last Pay	06/25/17	06/25/15	05/25/14	08/25/12	11/25/10	10/25/09	01/25/09
Duration	9.097	8.104	7.519	6.481	5.121	4.273	3.630

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9349	1.0037	1.6359	2.0104	2.8531	3.8982	4.8226
Coupon			1.5000	2.2500	2.6250	4.0000	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.0900	1.1000	1.1100	1.1600	1.3400	1.9434	2.4679	2.8992	3.2556	3.5196	3.7836	3.9826	4.1516	4.2957	4.5382	4.8043	5.1426

(60)

Yield Table - Bond A1B

kkanaan:S04-9XS_MARKET; A1B
Settle as of 04/30/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.50	Historical:			Fixed Coupon:	1.880	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	30,000,000		
WAC:	6.747	3 Month:	N/A	N/A	Orig Not:	98,843,000		
WAM:	357	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	2	12 Month:	N/A	N/A	Factor Date:	04/25/04	Next Pmt:	05/25/04
		Life:	N/A	N/A	Delay:	0	Cusip:	

	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				Yield			
99-22	2.10	2.14	2.16	2.21	2.27	2.32	2.37
99-24	2.06	2.09	2.11	2.14	2.19	2.24	2.28
99-26	2.02	2.04	2.05	2.08	2.12	2.15	2.18
99-28	1.97	1.99	2.00	2.02	2.04	2.06	2.08
99-30	1.93	1.94	1.94	1.95	1.96	1.97	1.98
100-00	**1.89**	**1.89**	**1.89**	**1.89**	**1.89**	**1.89**	**1.89**
100-02	1.84	1.84	1.83	1.82	1.81	1.80	1.79
100-04	1.80	1.79	1.78	1.76	1.73	1.71	1.69
100-06	1.76	1.74	1.72	1.70	1.66	1.63	1.60
100-08	1.72	1.69	1.67	1.63	1.58	1.54	1.50
100-10	1.67	1.64	1.61	1.57	1.51	1.45	1.40
Average Life	1.49	1.28	1.17	1.00	0.83	0.73	0.66
First Pay	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04
Last Pay	04/25/07	10/25/06	08/25/06	03/25/06	11/25/05	08/25/05	06/25/05
Duration	1.452	1.246	1.141	0.980	0.815	0.719	0.645

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9349	1.0037	1.6359	2.0104	2.8531	3.8982	4.8226
Coupon			1.5000	2.2500	2.6250	4.0000	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.0900	1.1000	1.1100	1.1600	1.3400	1.9434	2.4679	2.8992	3.2556	3.5196	3.7836	3.9826	4.1516	4.2957	4.5382	4.8043	5.1426

(61)

Yield Table - Bond A2

kkanaan:S04-9XS_MARKET; A2
Settle as of 04/30/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.50	Historical:			Fixed Coupon:	3.240	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	20,023,500		
WAC:	6.747	3 Month:	N/A	N/A	Orig Not:	32,395,000		
WAM:	357	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	2	12 Month:	N/A	N/A	Factor Date:	04/25/04	Next Pmt:	05/25/04
		Life:	N/A	N/A	Delay:	24	Cusip:	

	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				**Yield**			
99-21+	3.30	3.30	3.31	3.31	3.33	3.34	3.35
99-23+	3.28	3.28	3.28	3.29	3.29	3.30	3.30
99-25+	3.26	3.26	3.26	3.26	3.25	3.25	3.25
99-27+	3.24	3.23	3.23	3.23	3.22	3.21	3.20
99-29+	3.22	3.21	3.21	3.20	3.18	3.17	3.16
99-31+	**3.20**	**3.19**	**3.18**	**3.17**	**3.15**	**3.13**	**3.11**
100-01+	3.18	3.17	3.16	3.14	3.11	3.09	3.06
100-03+	3.16	3.15	3.13	3.11	3.07	3.05	3.02
100-05+	3.15	3.12	3.11	3.08	3.04	3.00	2.97
100-07+	3.13	3.10	3.08	3.05	3.00	2.96	2.92
100-09+	3.11	3.08	3.06	3.02	2.97	2.92	2.88
Average Life	3.57	2.97	2.68	2.25	1.81	1.56	1.37
First Pay	04/25/07	10/25/06	08/25/06	03/25/06	11/25/05	08/25/05	06/25/05
Last Pay	07/25/08	10/25/07	06/25/07	11/25/06	05/25/06	02/25/06	11/25/05
Duration	3.318	2.793	2.530	2.138	1.735	1.500	1.323

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9450	1.0292	1.8622	2.2651	3.1273	4.1376	4.9864
Coupon			1.5000	2.2500	2.6250	4.0000	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.0900	1.1000	1.1100	1.1700	1.3700	2.1822	2.7426	3.1837	3.5473	3.8044	4.0614	4.2560	4.4131	4.5526	4.7826	5.0298	5.3189

(62)

Yield Table - Bond A2B

kkanaan:S04-9XS_MARKET3; A2B

Settle as of 04/30/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.50	Historical:			Fixed Coupon:	3.170	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	20,023,500		
WAC:	6.747	3 Month:	N/A	N/A	Orig Not:	26,126,000		
WAM:	357	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	2	12 Month:	N/A	N/A	Factor Date:	04/25/04	Next Pmt:	05/25/04
		Life:	N/A	N/A	Delay:	24	Cusip:	

	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				**Yield**			
99-21+	3.23	3.23	3.24	3.25	3.26	3.27	3.28
99-23+	3.21	3.21	3.21	3.22	3.22	3.23	3.23
99-25+	3.19	3.19	3.19	3.19	3.19	3.19	3.18
99-27+	3.17	3.17	3.16	3.16	3.15	3.14	3.14
99-29+	3.15	3.14	3.14	3.13	3.11	3.10	3.09
99-31+	**3.13**	**3.12**	**3.11**	**3.10**	**3.08**	**3.06**	**3.04**
100-01+	3.11	3.10	3.09	3.07	3.04	3.02	3.00
100-03+	3.09	3.08	3.06	3.04	3.01	2.98	2.95
100-05+	3.08	3.05	3.04	3.01	2.97	2.94	2.90
100-07+	3.06	3.03	3.02	2.98	2.93	2.89	2.86
100-09+	3.04	3.01	2.99	2.95	2.90	2.85	2.81
Average Life	3.57	2.97	2.68	2.25	1.81	1.56	1.37
First Pay	04/25/07	10/25/06	08/25/06	03/25/06	11/25/05	08/25/05	06/25/05
Last Pay	07/25/08	10/25/07	06/25/07	11/25/06	05/25/06	02/25/06	11/25/05
Duration	3.323	2.796	2.533	2.140	1.736	1.501	1.324

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9450	1.0292	1.8723	2.2751	3.1439	4.1464	4.9818
Coupon			1.5000	2.2500	2.6250	4.0000	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.0900	1.1000	1.1100	1.1700	1.3700	2.1973	2.7526	3.1995	3.5664	3.8206	4.0749	4.2679	4.4259	4.5639	4.7939	5.0353	5.3193

(63)

Discount Margin Table - Bond A1A

kkanaan:S04-9XS_MARKET4; A1A
Settle as of 04/30/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.50	Historical:			Initial Coupon:	1.201	Type:	Fltr
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	69,057,500		
WAC:	6.747	3 Month:	N/A	N/A	Orig Not:	98,843,000	Formula:	(1m LIBOR)+11.00bp
WAM:	357	6 Month:	N/A	N/A	Factor:	1.0000000	Cap/Floor/Margin:	100.00/0.00/0.11
WALA:	2	12 Month:	N/A	N/A	Factor Date:	04/25/04	Next Pmt:	05/25/04
		Life:	N/A	N/A	Delay:	0	Cusip:	

	75% User_Curve_1 LIB_1M: 1.09125	90% User_Curve_1 LIB_1M: 1.09125	100% User_Curve_1 LIB_1M: 1.09125	120% User_Curve_1 LIB_1M: 1.09125	150% User_Curve_1 LIB_1M: 1.09125	175% User_Curve_1 LIB_1M: 1.09125	200% User_Curve_1 LIB_1M: 1.09125
Price				**DM**			
99.679688	32	36	38	43	49	55	59
99.742188	28	31	33	37	42	46	50
99.804688	24	26	28	30	34	38	41
99.867188	20	21	22	24	27	29	31
99.929688	16	16	17	18	19	21	22
99.992188	**12**	**12**	**12**	**12**	**12**	**12**	**12**
100.054688	7	7	6	6	4	4	3
100.117188	3	2	1	-1	-3	-5	-7
100.179688	-1	-3	-4	-7	-10	-13	-16
100.242188	-5	-8	-10	-13	-18	-22	-26
100.304688	-9	-13	-15	-19	-25	-30	-35
Average Life	1.49	1.28	1.17	1.00	0.83	0.73	0.66
First Pay	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04	05/25/04
Last Pay	04/25/07	10/25/06	08/25/06	03/25/06	11/25/05	08/25/05	06/25/05
Duration	1.487	1.275	1.167	1.002	0.833	0.734	0.659

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9299	1.0293	1.8312	2.2552	3.1692	4.1455	4.9940
Coupon			1.5000	2.2500	3.1250	4.0000	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.1000	1.1200	1.1400	1.2225	1.4925	2.1587	2.7327	3.1922	3.5567	3.8158	4.0748	4.2675	4.4303	4.5655	4.7905	5.0327	5.3315

(64)